Filed by Hanmi Financial Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Pacific Union Bank
FDIC Certificate No.: 21765

     The following joint press release was issued by Hanmi Financial Corporation (“HAFC”), Hanmi Bank (“Hanmi Bank”) and Pacific Union Bank (“PUB”) on December 22, 2003:

HANMI FINANCIAL CORP. AGREES TO ACQUIRE PACIFIC UNION BANK FOR
$295 MILLION

Creates leading Korean-American community bank

LOS ANGELES (December 22, 2003) – Hanmi Financial Corp. (Nasdaq: HAFC) and Pacific Union Bank (Nasdaq: PUBB) today announced that they have entered into a definitive agreement whereby Hanmi Financial Corp. will acquire Pacific Union Bank. The combined banks, with assets of close to $2.8 billion, will form the leading Korean-American community bank.

“This combination is about investing in the Korean-American community for the long run,” said Jae Whan Yoo, president and chief executive officer of Hanmi Financial Corp. “With greater scale and clear market leadership, we will be even better able to provide high levels of customer service to our growing and attractive markets. We believe this combination will enable us to offer larger lending limits and a wider range of products and services – including trade finance, cash management, correspondent banking and varied consumer and commercial products.”

The two banks will have the leading market share among the publicly traded Korean-American community banks in California. They serve a community that has traditionally forged loyal and long-lasting banking relationships and that has highly attractive demographic trends. The company will continue to be headquartered in Los Angeles, home to roughly one third of Korean-Americans – the community’s largest concentration in the U.S. In addition, Hanmi Bank, the banking subsidiary of Hanmi Financial Corp., will continue its successful efforts to extend service to other neighboring ethnic communities as well.

“Our two banks have similar cultures, serve similar markets with similar products and services, and boast a similar caliber of employees. We believe these similarities will significantly aid our ability to smoothly integrate these two financially strong and community-oriented banks,” said Mr. Yoo. “Pacific Union is the oldest-established Korean-American bank and has not only helped protect and grow the assets of many families, but also nurtured many banking professionals in the community. Over the years, our Board and employees have gained a deep respect for its people and we look forward to working with them.”

To help ensure a smooth transition and a successful integration, Hanmi Financial is working diligently to develop a detailed post-merger integration team and plan. This team will include an outside consultant, Dan Davis of CBC Consulting, who has significant post-merger integration experience, having been involved in more than 50 banking mergers and acquisitions. The integration plan will build on the best of both banks – including the best people, business practices and operations – so the new company can serve its customers to even higher standards.

“The requirement that our parent company, Korea Exchange Bank, reduce its ownership interest in Pacific Union has unexpectedly created the opportunity to combine two outstanding businesses,” said David B. Warner, Jr., president and chief executive officer of Pacific Union Bank. “I believe this is a great opportunity for everyone involved. Joining with Hanmi Bank will create a tremendous organization with the heritage, size and reach that takes banking in the Korean-American community to new heights.”

“A key to our success is our people,” said Mr. Yoo. “Our management team has developed tremendous respect for the employees of both banks, and we believe their continued dedication to our customers and our communities will help tremendously during the transition and into the future. Our employees should be assured that Hanmi is committed to retaining the best employees of both banks. We believe that employees of the combined bank will stand to benefit from increased career opportunities as a part of a larger, stronger organization.”

Transaction consideration, payable under the merger agreement between Hanmi Financial and Pacific Union and a separate agreement between Hanmi Financial and the Trust established to hold the shares of Pacific Union formerly owned by Korea Exchange Bank, will consist of 6.12 million shares of Hanmi Financial common stock and $164.6 million in cash, subject to certain adjustments. The agreements call for Hanmi Financial to use the cash to acquire most of the Pacific Union shares that are owned by Korea Exchange Bank, which holds approximately 62 percent of the Pacific Union shares outstanding. All of the other outstanding Pacific Union shares, including those held by the public, will be exchanged for Hanmi Financial shares in a tax-free transaction. As of the close of market on Dec. 22, 2003, the transaction was valued at approximately $295 million, or approximately $27.63 per Pacific Union share.

The agreement contains an adjustment provision to ensure that all Pacific Union shares shall receive equal value in the transaction, whether paid in cash or shares of Hanmi Financial stock, and regardless of any change in the market price of Hanmi Financial’s stock. In addition, the agreement provides that if Hanmi Financial’s stock price at closing is below $19 per share (but is not less than $17.50) or above $25 (but not above $26.50), the number of Hanmi Financial shares issued will float so that Pacific Union shareholders receive Hanmi Financial shares with a market value of $26.28 or $29.72, as applicable.

Hanmi Financial expects the combination to be marginally dilutive to earnings per share in 2004, but accretive in 2005. The company expects to achieve cost savings of $10.9 million, representing a reduction of approximately 17 percent of the combined company’s expense base, to be phased in over 18 months. The majority of the expected savings will come from non-branch consolidations of back office support, as well as scale efficiencies.

Although Hanmi Financial has identified potential immediate opportunities for revenue enhancement, these are not reflected in its pro forma earnings per share projections. Hanmi Financial anticipates a one-time pre-tax restructuring charge of approximately $20 million, to be recognized at the time of closing.

Completion of the transaction is subject to receiving shareholder and regulatory approvals, and other customary conditions. The parties anticipate completion in the second quarter of 2004.

After the transaction is completed, Hanmi Financial will expand its 11-member board to include one current member of Pacific Union’s board of directors and a representative from Castle Creek Financial, which managed the equity financing for Hanmi Financial in the transaction.

Prior to the signing of the agreement, Hanmi Financial obtained commitments for $135 million in new capital to fund the acquisition. This amount consists of $75 million in common equity raised in a fully committed private placement offering from 15 investors, including several Hanmi Financial directors, arranged by Castle Creek Financial at an offer price of $19.00 per share, and $60 million of trust preferred financing to be provided by Financial Stocks, Inc. and its affiliate, Trapeza Funding V LLC. Financial Stocks also agreed to invest in the private placement of common equity.

As part of the transaction, the trustee that holds KEB’s Pacific Union shares (representing approximately 62 percent of the outstanding shares) has agreed to vote those shares in favor of the merger. Hanmi Financial’s directors, who own approximately 32 percent of Hanmi Financial’s stock, have also agreed to vote their shares in favor of the transaction.

Credit Suisse First Boston LLC acted as financial advisor to Hanmi Financial Corp. Simpson Thacher & Bartlett LLP was Hanmi Financial’s legal advisor in the transaction. Friedman, Billings, Ramsey & Co. was financial advisor to the special committee of the Pacific Union Bank board and Merrill Lynch advised the Trustee of Pacific Union Bank. Manatt, Phelps & Phillips, LLP acted as legal advisor to the special committee of Pacific Union Bank and Skadden, Arps, Slate, Meagher & Flom LLP and Sullivan & Cromwell LLP advised the Trustee.

Transaction At A Glance

($in millions)	Hanmi	Pacific Union	Hanmi pro forma

Market Capitalization *	$302	$263	$520
Total Assets **	1,735	1,058	2,793
Total Deposits **	1,502	838	2,340
Total Loans **	1,194	831	2,025

*	Based on closing stock prices, Dec. 22, 2003

**	Based on quarter ended Sept. 30, 2003

Conference Call for Investors

Hanmi Financial Corp. and Pacific Union Bank invite analysts and investors to participate in a conference call on Dec. 23, 2003 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific Time). Analysts

and investors may dial into the call at (800) 299-7635, and enter 61943301 when asked for a participant passcode. International callers may dial (617) 786-2901 and enter 61943301 as the passcode. A listen-only live broadcast of the call also will be available on Hanmi Financial Corp.’s website at http://www.hanmi.com/. Also on the website is a copy of this news release. A replay of the call will be archived and available on the above links shortly after the call.

About Hanmi Financial Corp.

Headquartered in Los Angeles, Hanmi Bank, a wholly owned subsidiary of Hanmi Financial Corp., is one of the leading banks providing services to the multi-ethnic communities of California, with 15 full-service offices in Los Angeles, Orange, San Diego and Santa Clara counties. Hanmi Bank specializes in commercial, SBA, trade finance and consumer lending, and is a recognized community leader. The Bank’s mission is to provide varied quality products and premier services to its customers and to maximize shareholder value.

About Pacific Union Bank

Pacific Union Bank is a California state chartered commercial bank headquartered in Los Angeles, which commenced operations in September 1974. The Bank’s primary market includes the greater Los Angeles metropolitan area, Orange County, Santa Clara County and the San Francisco metropolitan area. Through its network of 12 full-service branch offices, and a loan production office in Seattle, the Bank provides a wide range of commercial and consumer banking services to the Korean-American communities. The Bank’s primary focus is on its core customer base of small and medium sized Korean-American businesses, professionals and other individuals. The Bank places a particular emphasis on the growth of its low cost core-deposit base and the origination of commercial and residential real estate loans.

About Castle Creek Financial LLC

Castle Creek Financial LLC is a registered broker/dealer that provides merger and acquisition and corporate finance advisory services exclusively to financial services companies. Castle Creek Financial has provided these services to both buyers and sellers, raising nearly $1 billion in capital and completing over $3 billion in merger and acquisition transactions. Castle Creek Financial was founded in 1991 and is located in Rancho Santa Fe, California.

About Financial Stocks, Inc.

Financial Stocks is a registered investment advisor that manages investments in financial services companies, including banks and thrifts, insurance companies, commercial and consumer finance, leasing, brokerage, and financial technology businesses. Investing in both publicly-traded and privately held securities, FSI delivers value to its investors and its portfolio companies through its broad and deep industry experience, expertise in corporate finance and structure, and experience with complex financial institution regulation. FSI was founded in 1995.

About Trapeza

Trapeza provides trust preferred and debt capital to banks and thrifts and is a joint venture between Financial Stocks and Resource America, Inc. (Nasdaq: REXI), a proprietary asset management company, each with extensive experience in the small and mid-cap bank, thrift, insurance, and specialty finance sectors.

Forward-Looking Statements:

Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should”, and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Hanmi Financial Corp., Hanmi Bank and Pacific Union Bank, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Hanmi Bank and Pacific Union Bank may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Hanmi Financial Corp. may fail to approve the issuance of shares pursuant to the merger and the related equity financing; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; and (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the documents filed by Hanmi Financial Corp. and Pacific Union with the Securities and Exchange Commission or FDIC, as the case may be, from time to time. None of Hanmi Financial Corp., Hanmi Bank or Pacific Union Bank undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

This filing may be deemed to be solicitation material in respect of the proposed merger of Hanmi Bank and Pacific Union Bank and issuance of shares of common stock by Hanmi Financial Corp. in the merger and the financing transactions related to the merger. In connection with the proposed transactions, a registration statement on Form S-4 will be filed with the SEC and a merger proxy statement will be filed with the FDIC. STOCKHOLDERS OF HANMI FINANCIAL CORP. AND OF PACIFIC UNION BANK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FDIC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of Hanmi Financial Corp. and stockholders of Pacific Union Bank. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from the FDIC’s Public Reference Section at the FDIC, 550 17th Street, N.W., Accounting and Securities Disclosure Section, Room F6043, Washington D.C. 20429, from Hanmi Financial Corporation, 3660 Wilshire Boulevard, Suite PH-A, Los Angeles, California 90010, Attention: Stephanie Yoon, or from Pacific Union Bank, 3530 Wilshire Boulevard, Suite 1800, Los Angeles, California 90010, Attention: Diane Kim.

Hanmi Financial Corp., Pacific Union Bank and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Hanmi Financial Corp.’s directors and executive officers is available in Hanmi Financial Corp.’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 21, 2003, and information regarding Pacific Union Bank’s directors and executive officers is available in Pacific Union’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the FDIC on May 7, 2003. Additional information regarding the interests of such potential participants (including the addition of one of the members of the Pacific Union Bank’s board of directors, who has yet to be identified, to the board of directors of Hanmi Financial Corp. following the merger) will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC and the FDIC when they become available.

Contacts for Hanmi Financial Corp.:

Media:
James Lucas
Abernathy MacGregor Group
(213) 630-6550

Investors:
Stephanie J. Yoon
Phone: (213) 427-5631
syoon@hanmi.com

Contacts for Pacific Union Bank:

Media:
Ted Mills
(310) 407-6530
and
Anni Cho
(818) 903-7052

Investors:
Dianne Kim
(213) 351-9260
dykim@pubbank.com

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